Towngas
The Hong Kong and China Gas Company Limited

RECEIVED
2005 NOV 28 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 November 2005

Our ref: CS/GL/L/05-37

Securities & Exchange Commission
Office of the International [redacted]
Room 3094 Stop [redacted]
450 Fifth Street, N
Washington DC
U.S.A.

05012805

BY REGISTERED MAIL

Dear Sirs

SUPPL

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you, for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934, a copy of the newspaper advertisement on 1 November 2005 in respect of a Joint Announcement relating to "Proposed Privatisation of Henderson Cyber Limited by the Offeror Group by way of a Scheme of Arrangement under Section 86 of the Companies Law, Cap. 22 (Law 3 of 1961) as Consolidated and Revised of the Cayman Islands – Results of Court Meeting and Extraordinary General Meeting and Resumption of Trading".

Thank you for your attention.

Yours faithfully

PROCESSED
NOV 29 2005

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 193

SOUTH CHINA MORNING POST 1 NOVEMBER 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

The Hong Kong and China Gas Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0003)

hendersoncyber

Henderson Cyber Limited
恒基數碼科技有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8023)

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF HENDERSON CYBER LIMITED BY THE OFFEROR GROUP BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961) AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS
RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING AND RESUMPTION OF TRADING

Joint Financial Advisers to the Offeror Group

HSBC CLSA

RESULTS OF THE COURT MEETING AND THE EXTRAORDINARY GENERAL MEETING

The Scheme was approved at the Court Meeting and the Extraordinary General Meeting.

CURRENT STATUS OF THE CONDITIONS OF THE PROPOSAL

Shareholders and/or potential investors in HCL should be aware that the implementation of the Proposal and the Scheme is still subject to the Conditions (c) and (d) as set out in the Scheme Document being fulfilled, and thus the Proposal and the Scheme may or may not become effective. Subject to such Conditions of the Proposal being fulfilled, the Scheme is expected to become effective on the Effective Date, which is expected to be Thursday, 8th December, 2005 (Cayman Islands time). The Scheme will lapse if it does not become effective on or before 28th February, 2006 or such later date as the Offeror Group and HCL may agree or as the Grand Court on application of the Offeror Group or HCL may allow and the Scheme Shareholders will be notified accordingly by press announcement(s) and also by announcement published on the GEM website.

Shareholders and/or potential investors in HCL are advised to exercise extreme caution when dealing in the Shares.

CLOSURE OF REGISTERS, REGISTRATION AND PAYMENT

In order to establish entitlements to the Cancellation Price under the Scheme, the registers of members of HCL in the Cayman Islands and in Hong Kong will be closed immediately after 4:00 p.m. on Wednesday, 7th December, 2005, or such other date as may be notified to the Scheme Shareholders by press announcements and also by an announcement published on the GEM website and the last day for dealing in the Shares on the Stock Exchange will be Thursday, 1st December, 2005. **In order to qualify for entitlements under the Scheme, the Scheme Shareholders or their successors in title should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees before the Register is closed. HCL's branch share registrar in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong.** If the Scheme becomes effective on 8th December, 2005 (Cayman Islands time), cheques for the Cancellation Price will be sent on or before Saturday, 17th December, 2005 and in any event within ten days from the Effective Date, to the Scheme Shareholders whose names appear on the Register at 5:00 p.m. on Thursday, 8th December, 2005.

At the request of HCL, trading in the Shares was suspended with effect from 9:30 a.m. on Monday, 31st October, 2005, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Tuesday, 1st November, 2005.

This announcement is made further to the document dated 6th October, 2005 sent by HCL to the Shareholders in relation to the Proposal (the "Scheme Document"). Terms defined in the Scheme Document have the same meanings when used in this announcement.

RESULTS OF THE COURT MEETING AND THE EXTRAORDINARY GENERAL MEETING

The directors of the Offeror Group and the directors of HCL jointly announce that the results of the Court Meeting and the Extraordinary General Meeting both held on Monday, 31st October, 2005 are as follows:

(i) Court Meeting

	Votes cast by the Independent Shareholders either in person or by proxy	Votes cast by the Independent Shareholders either in person or by proxy in favour of the Scheme	Votes cast by the Independent Shareholders either in person or by proxy against the Scheme
Number of Shares represented	349,551,046	349,417,616 *(Note 1)*	133,430 *(Notes 2 & 3)*
Number of Independent Shareholders	84	77	8

Notes:

1. Such number represents approximately 99.96% of the number of Shares held by all the Independent Shareholders present and voting either in person or by proxy at the Court Meeting.
2. Such number represents approximately 0.04% of the number of Shares held by all the Independent Shareholders present and voting either in person or by proxy at the Court Meeting.
3. Such number represents approximately 0.02% of the number of Shares held by all the Independent Shareholders.

At the Court Meeting, a total of 84 Independent Shareholders voted either in person or by proxy of whom 1 Independent Shareholder being HKSCC Nominees Limited voted both in favour of and against the Scheme.

The Scheme was approved (by way of a poll) by a majority in number representing 75% in value of the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting and by the Independent Shareholders present and voting either in person or by proxy at the Court Meeting holding not less than three-fourths in nominal value of the Shares that were voted either in person or by proxy by the Independent Shareholders at the Court Meeting, and the Scheme was not disapproved (by way of poll) by the Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders.

Record Time	5:00 p.m. on Thursday, 8th December, 2005
Grand Court hearing of the petition to sanction the Scheme and the petition to confirm the reduction of capital of HCL *(Note 1)*	Thursday, 8th December, 2005
Effective Date *(Notes 1 and 3)*	Thursday, 8th December, 2005
Announcement of the Effective Date and withdrawal of listing published on the Stock Exchange website and the GEM website	Friday, 9th December, 2005
Withdrawal of the listing of the Shares on GEM *(Note 3)*	9:30 a.m. on Monday, 12th December, 2005
Announcement of Effective Date and withdrawal of listing in South China Morning Post and Hong Kong Economic Journal and on the Stock Exchange website and the GEM website	Monday, 12th December, 2005
Cheques for cash entitlements under the Scheme to be despatched on or before	Saturday, 17th December, 2005

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any such change.

Notes:

1. All references in this announcement to times and dates are references to Hong Kong times and dates, other than references to the expected dates for the Grand Court hearing of the petition to sanction the Scheme, the petition and summons for direction to confirm the reduction of capital of HCL and the Effective Date, which are references to the relevant dates in the Cayman Islands. Cayman Islands time is 13 hours behind Hong Kong time.
2. The registers of members of HCL kept in the Cayman Islands and Hong Kong respectively will be closed on that date for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.
3. The Scheme will become effective when it is sanctioned (with or without modifications) by the Grand Court, the reduction of the share capital of HCL is confirmed by the Grand Court and a copy of the Grand Court order is delivered to the Registrar of Companies in the Cayman Islands for registration. Registration is expected to take place on Thursday, 8th December, 2005 (Cayman Islands time) (given that Cayman Islands time is 13 hours behind Hong Kong time, it will either be the late evening on Thursday, 8th December, 2005 (Hong Kong time) or the early morning on Friday, 9th December, 2005 (Hong Kong time)). However, in the event that not all of the Conditions have been fulfilled (or, as applicable, waived) by Thursday, 8th December, 2005, being the proposed date of the Grand Court hearing of the petition to sanction the Scheme and the petition to confirm the reduction of capital of HCL, the timetable of events thereafter will be subject to change. Independent Shareholders should note the Conditions of the Proposal set out in the Scheme Document. If the Scheme becomes effective, it is expected that the listing of the Shares on GEM will be withdrawn with effect from 9:30 a.m. on Monday, 12th December, 2005.

APPLICATION FOR WITHDRAWAL OF LISTING

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

SOUTH CHINA MORNING POST 1 NOVEMBER 2005

(ii) Extraordinary General Meeting

At the Extraordinary General Meeting, voting by way of poll was demanded by the chairman of the Extraordinary General Meeting. A total of 5,000,000,000 Shares representing the entire issued share capital of HCL entitled the holders to attend and vote for or against the special resolution at the Extraordinary General Meeting. A total of 4,594,733,652 Shares were voted either in person or by proxy at the Extraordinary General Meeting, of which 4,594,589,007 Shares (amounting to approximately 99.9969% of the Shares voted at the Extraordinary General Meeting) were voted in favour of the special resolution and 144,645 Shares (amounting to approximately 0.0031% of the Shares voted at the Extraordinary General Meeting) were voted against the special resolution. The special resolution to approve and give effect to the reduction of the issued share capital of HCL as a result of the Scheme was duly passed by a majority of at least three-fourths of votes cast by the Shareholders present and voting, in person or by proxy at the Extraordinary General Meeting.

It is stated in the Scheme Document that Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun (who confirmed, in seeking a ruling from the Executive, that the directors of each of HIL and HKCG do not face a conflict of interest such that Rule 2.4 of the Takeovers Code is applicable to the Proposal) would not take part or vote as a Shareholder at any meetings of the Shareholders to approve the Proposal. Such votes were not known to have been cast at the Extraordinary General Meeting by Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun or their respective nominees in respect of Shares beneficially owned by them.

HCL appointed its branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited as the scrutineers at the Court Meeting and the Extraordinary General Meeting for the vote-taking.

CURRENT STATUS OF THE CONDITIONS OF THE PROPOSAL

Shareholders and/or potential investors in HCL should be aware that the implementation of the Proposal and the Scheme is still subject to the following Conditions (c) and (d) being fulfilled, and thus the Proposal and the Scheme may or may not become effective:

"(c) the Grand Court's sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of HCL, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(d) compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of HCL;"

Subject to such Conditions of the Proposal being fulfilled, the Scheme is expected to become effective on the Effective Date, which is expected to be Thursday, 8th December, 2005 (Cayman Islands time). The Scheme will lapse if it does not become effective on or before 28th February, 2006 or such later date as the Offeror Group and HCL may agree or as the Grand Court on application of the Offeror Group or HCL may allow and the Shareholders will be notified accordingly by press announcement(s) and also by announcement published on the GEM website.

The directors of HCL intend that the listing of the Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or withdrawn or lapses.

Shareholders and/or potential investors in HCL are advised to exercise extreme caution when dealing in the Shares.

EFFECTIVE DATE OF THE SCHEME

The Scheme will become effective when it is sanctioned (with or without modification) by the Grand Court, the reduction of the share capital of HCL is confirmed by the Grand Court and a copy of the order of the Grand Court is delivered to the Registrar of Companies in the Cayman Islands for registration. It is expected that the Scheme will become effective on Thursday, 8th December, 2005 (Cayman Islands time). Shareholders will be notified of the exact date on which the Scheme becomes effective by press announcement(s) and also by announcement published on the GEM website.

EXPECTED TIMETABLE

Shareholders should note that the expected timetable for the Proposal is as follows:

Hearing of HCL's summons for directions in respect of the capital reduction *(Note 1)*	Thursday, 10th November, 2005
Last day for dealings in the Shares	Thursday, 1st December, 2005
Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme	4:00 p.m. on Wednesday, 7th December, 2005
Book close date *(Note 2)*	Thursday, 8th December, 2005

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of HCL, trading in the Shares was suspended with effect from 9:30 a.m. on Monday, 31st October, 2005, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Tuesday, 1st November, 2005.

CLOSURE OF REGISTERS, REGISTRATION AND PAYMENT

In order to establish entitlements to the Cancellation Price under the Scheme, the registers of members of HCL in the Cayman Islands and in Hong Kong will be closed immediately after 4:00 p.m. on Wednesday, 7th December, 2005, or such other date as may be notified to the Scheme Shareholders by press announcement(s) and also by announcement published on the GEM website and the last day for dealings in the Shares on the Stock Exchange will be Thursday, 1st December, 2005. **In order to qualify for entitlements under the Scheme, the Scheme Shareholders or their successors in title should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees before the Register is closed. HCL's branch share registrar in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong.** If the Scheme becomes effective, cheques for the Cancellation Price will be sent on or before Saturday, 17th December, 2005 and in any event within ten days from the Effective Date, to the Scheme Shareholders whose names appear on the Register at 5:00 p.m. on Thursday, 8th December, 2005.

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
The Hong Kong and China Gas Company Limited
Ronald CHAN Tat Hung
Executive Director and Company Secretary

By Order of the Board of
Henderson Cyber Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 31st October, 2005

As at the date of this announcement, the board of directors of HIL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Lee Ka Kit, Mr. Colin Lam Ko Yiu, Mr. Lee Ka Shing, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Patrick Kwok Ping Ho, Mr. Ho Wing Fun, Mr. Lau Chi Keung, Mr. Augustine Wong Ho Ming, Mr. Suen Kwok Lam and Mr. Sit Pak Wing; (2) non-executive directors: Sir Po-shing Woo, Mr. Philip Yuen Pak Yiu, Mr. Leung Hay Man and Mr. Jackson Woo Ka Biu (as alternate to Sir Po-shing Woo); and (3) independent non-executive directors: Mr. Gordon Kwong Che Keung, Professor Ko Ping Keung and Mr. Wu King Cheong.

The directors of HIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HKCG Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HKCG Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HKCG Group) misleading.

As at the date of this announcement, the board of directors of HKCG comprises: (1) executive directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi; (2) non-executive directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing; and (3) independent non-executive directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po.

The directors of HKCG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HIL Group) misleading.

As at the date of this announcement, the board of directors of HCL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Alfred Chan Wing Kin, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. John Yip Ying Chee and Mr. Douglas H. Moore; (2) non-executive director: Mr. Jackson Woo Ka Biu; and (3) independent non-executive directors: Dr. The Hon. David Li Kwok Po, Professor Ko Ping Keung and Mr. Leung Yuk Kwong.

This announcement, for which the directors of HCL collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to HCL. The directors of HCL, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on GEM website on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

* *for identification purpose only*

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

The Hong Kong and China Gas Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0003)

henderson cyber

Henderson Cyber Limited
恒基數碼科技有限公司*
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8023)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF HENDERSON CYBER LIMITED BY THE OFFEROR GROUP BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961) AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING

AND RESUMPTION OF TRADING

Joint Financial Advisers to the Offeror Group

HSBC

CLSA
ASIA-PACIFIC MARKETS

RESULTS OF THE COURT MEETING AND THE EXTRAORDINARY GENERAL MEETING

The Scheme was approved at the Court Meeting and the Extraordinary General Meeting.

CURRENT STATUS OF THE CONDITIONS OF THE PROPOSAL

Shareholders and/or potential investors in HCL should be aware that the implementation of the Proposal and the Scheme is still subject to the Conditions (c) and (d) as set out in the Scheme Document being fulfilled, and thus the Proposal and the Scheme may or may not become effective. Subject to such Conditions of the Proposal being fulfilled, the Scheme is expected to become effective on the Effective Date, which is expected to be Thursday, 8th December, 2005 (Cayman Islands time). The Scheme will lapse if it does not become effective on or before 28th February, 2006 or such later date as the Offeror Group and HCL may agree or as the Grand Court on application of the Offeror Group or HCL may allow and the Scheme Shareholders will be notified accordingly by press announcement(s) and also by announcement published on the GEM website.

Shareholders and/or potential investors in HCL are advised to exercise extreme caution when dealing in the Shares.

CLOSURE OF REGISTERS, REGISTRATION AND PAYMENT

In order to establish entitlements to the Cancellation Price under the Scheme, the registers of members of HCL in the Cayman Islands and in Hong Kong will be closed immediately after 4:00 p.m. on Wednesday, 7th December, 2005, or such other date as may be notified to the Scheme Shareholders by press announcements and also by an announcement published on the GEM website and the last day for dealing in the Shares on the Stock Exchange will be Thursday, 1st December, 2005. **In order to qualify for entitlements under the Scheme, the Scheme Shareholders or their successors in title should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees before the Register is closed. HCL's branch share registrar in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong.** If the Scheme becomes effective on 8th December, 2005 (Cayman Islands time), cheques for the Cancellation Price will be sent on or before Saturday, 17th December, 2005 and in any event within ten days from the Effective Date, to the Scheme Shareholders whose names appear on the Register at 5:00 p.m. on Thursday, 8th December, 2005.

At the request of HCL, trading in the Shares was suspended with effect from 9:30 a.m. on Monday, 31st October, 2005, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Tuesday, 1st November, 2005.

This announcement is made further to the document dated 6th October, 2005 sent by HCL to the Shareholders in relation to the Proposal (the "Scheme Document"). Terms defined in the Scheme Document have the same meanings when used in this announcement.

RESULTS OF THE COURT MEETING AND THE EXTRAORDINARY GENERAL MEETING

The directors of the Offeror Group and the directors of HCL jointly announce that the results of the Court Meeting and the Extraordinary General Meeting both held on Monday, 31st October, 2005 are as follows:

(i) Court Meeting

	Votes cast by the Independent Shareholders either in person or by proxy	Votes cast by the Independent Shareholders either in person or by proxy in favour of the Scheme	Votes cast by the Independent Shareholders either in person or by proxy against the Scheme
Number of Shares represented	349,551,046	349,417,616 *(Note 1)*	133,430 *(Notes 2 & 3)*
Number of Independent Shareholders	84	77	8

Notes:

1. Such number represents approximately 99.96% of the number of Shares held by all the Independent Shareholders present and voting either in person or by proxy at the Court Meeting.

2. Such number represents approximately 0.04% of the number of Shares held by all the Independent Shareholders present and voting either in person or by proxy at the Court Meeting.

3. Such number represents approximately 0.02% of the number of Shares held by all the Independent Shareholders.

At the Court Meeting, a total of 84 Independent Shareholders voted either in person or by proxy of whom 1 Independent Shareholder being HKSCC Nominees Limited voted both in favour of and against the Scheme.

The Scheme was approved (by way of a poll) by a majority in number representing 75% in value of the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting and by the Independent Shareholders present and voting either in person or by proxy at the Court Meeting holding not less than three-fourths in nominal value of the Shares that were voted either in person or by proxy by the Independent Shareholders at the Court Meeting, and the Scheme was not disapproved (by way of poll) by the Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders.

It is stated in the Scheme Document that the Shares held by the Controlling Parties and the Excluded Parties will neither be represented nor voted at the Court Meeting. Such votes were not known to have been cast at the Court Meeting.

(ii) **Extraordinary General Meeting**

At the Extraordinary General Meeting, voting by way of poll was demanded by the chairman of the Extraordinary General Meeting. A total of 5,000,000,000 Shares representing the entire issued share capital of HCL entitled the holders to attend and vote for or against the special resolution at the Extraordinary General Meeting. A total of 4,594,733,652 Shares were voted either in person or by proxy at the Extraordinary General Meeting, of which 4,594,589,007 Shares (amounting to approximately 99.9969% of the Shares voted at the Extraordinary General Meeting) were voted in favour of the special resolution and 144,645 Shares (amounting to approximately 0.0031% of the Shares voted at the Extraordinary General Meeting) were voted against the special resolution. The special resolution to approve and give effect to the reduction of the issued share capital of HCL as a result of the Scheme was duly passed by a majority of at least three-fourths of votes cast by the Shareholders present and voting, in person or by proxy at the Extraordinary General Meeting.

It is stated in the Scheme Document that Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun (who confirmed, in seeking a ruling from the Executive, that the directors of each of HIL and HKCG do not face a conflict of interest such that Rule 2.4 of the Takeovers Code is applicable to the Proposal) would not take part or vote as a Shareholder at any meetings of the Shareholders to approve the Proposal. Such votes were not known to have been cast at the Extraordinary General Meeting by Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun or their respective nominees in respect of Shares beneficially owned by them.

HCL appointed its branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited as the scrutineers at the Court Meeting and the Extraordinary General Meeting for the vote-taking.

CURRENT STATUS OF THE CONDITIONS OF THE PROPOSAL

Shareholders and/or potential investors in HCL should be aware that the implementation of the Proposal and the Scheme is still subject to the following Conditions (c) and (d) being fulfilled, and thus the Proposal and the Scheme may or may not become effective:

"(c) the Grand Court's sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of HCL, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(d) compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of HCL;"

Subject to such Conditions of the Proposal being fulfilled, the Scheme is expected to become effective on the Effective Date, which is expected to be Thursday, 8th December, 2005 (Cayman Islands time). The Scheme will lapse if it does not become effective on or before 28th February, 2006 or such later date as the Offeror Group and HCL may agree or as the Grand Court on application of the Offeror Group or HCL may allow and the Shareholders will be notified accordingly by press announcement(s) and also by announcement published on the GEM website.

The directors of HCL intend that the listing of the Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or withdrawn or lapses.

Shareholders and/or potential investors in HCL are advised to exercise extreme caution when dealing in the Shares.

EFFECTIVE DATE OF THE SCHEME

The Scheme will become effective when it is sanctioned (with or without modification) by the Grand Court, the reduction of the share capital of HCL is confirmed by the Grand Court and a copy of the order of the Grand Court is delivered to the Registrar of Companies in the Cayman Islands for registration. It is expected that the Scheme will become effective on Thursday, 8th December, 2005 (Cayman Islands time). Shareholders will be notified of the exact date on which the Scheme becomes effective by press announcement(s) and also by announcement published on the GEM website.

EXPECTED TIMETABLE

Shareholders should note that the expected timetable for the Proposal is as follows:

Hearing of HCL's summons for directions in respect of the capital reduction *(Note 1)*	Thursday, 10th November, 2005
Last day for dealings in the Shares	Thursday, 1st December, 2005
Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme	4:00 p.m. on Wednesday, 7th December, 2005
Book close date *(Note 2)*	Thursday, 8th December, 2005
Record Time	5:00 p.m. on Thursday, 8th December, 2005
Grand Court hearing of the petition to sanction the Scheme and the petition to confirm the reduction of capital of HCL *(Note 1)*	Thursday, 8th December, 2005
Effective Date *(Notes 1 and 3)*	Thursday, 8th December, 2005
Announcement of the Effective Date and withdrawal of listing published on the Stock Exchange website and the GEM website	Friday, 9th December, 2005
Withdrawal of the listing of the Shares on GEM *(Note 3)*	9:30 a.m. on Monday, 12th December, 2005
Announcement of Effective Date and withdrawal of listing in South China Morning Post and Hong Kong Economic Journal and on the Stock Exchange website and the GEM website	Monday, 12th December, 2005
Cheques for cash entitlements under the Scheme to be despatched on or before	Saturday, 17th December, 2005

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any such change.

Notes:

1. All references in this announcement to times and dates are references to Hong Kong times and dates, other than references to the expected dates for the Grand Court hearing of the petition to sanction the Scheme, the petition and summons for direction to confirm the reduction of capital of HCL and the Effective Date, which are references to the relevant dates in the Cayman Islands. Cayman Islands time is 13 hours behind Hong Kong time.

2. The registers of members of HCL kept in the Cayman Islands and Hong Kong respectively will be closed on that date for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.

3. The Scheme will become effective when it is sanctioned (with or without modifications) by the Grand Court, the reduction of the share capital of HCL is confirmed by the Grand Court and a copy of the Grand Court order is delivered to the Registrar of Companies in the Cayman Islands for registration. Registration is expected to take place on Thursday, 8th December, 2005 (Cayman Islands time) (given that Cayman Islands time is 13 hours behind Hong Kong time, it will either be the late evening on Thursday, 8th December, 2005 (Hong Kong time) or the early morning on Friday, 9th December, 2005 (Hong Kong time)). However, in the event that not all of the Conditions have been fulfilled (or, as applicable, waived) by Thursday, 8th December, 2005, being the proposed date of the Grand Court hearing of the petition to sanction the Scheme and the petition to confirm the reduction of capital of HCL, the timetable of events thereafter will be subject to change. Independent Shareholders should note the Conditions of the Proposal set out in the Scheme Document. If the Scheme becomes effective, it is expected that the listing of the Shares on GEM will be withdrawn with effect from 9:30 a.m. on Monday, 12th December, 2005.

APPLICATION FOR WITHDRAWAL OF LISTING

An application for the withdrawal of the listing of the Shares will be made to the Stock Exchange. Subject to the approval of the Stock Exchange, it is expected that the last day for dealings in the Shares on the Stock Exchange will be Thursday, 1st December, 2005 and the listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Monday, 12th December, 2005.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of HCL, trading in the Shares was suspended with effect from 9:30 a.m. on Monday, 31st October, 2005, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Tuesday, 1st November, 2005.

CLOSURE OF REGISTERS, REGISTRATION AND PAYMENT

In order to establish entitlements to the Cancellation Price under the Scheme, the registers of members of HCL in the Cayman Islands and in Hong Kong will be closed immediately after 4:00 p.m. on Wednesday, 7th December, 2005, or such other date as may be notified to the Scheme Shareholders by press announcement(s) and also by announcement published on the GEM website and the last day for dealings in the Shares on the Stock Exchange will be Thursday, 1st December, 2005. **In order to qualify for entitlements under the Scheme, the Scheme Shareholders or their successors in title should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees before the Register is closed. HCL's branch share registrar in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong.** If the Scheme becomes effective, cheques for the Cancellation Price will be sent on or before Saturday, 17th December, 2005 and in any event within ten days from the Effective Date, to the Scheme Shareholders whose names appear on the Register at 5:00 p.m. on Thursday, 8th December, 2005.

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
The Hong Kong and China Gas Company Limited
Ronald CHAN Tat Hung
Executive Director and Company Secretary

By Order of the Board of
Henderson Cyber Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 31st October, 2005

As at the date of this announcement, the board of directors of HIL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Lee Ka Kit, Mr. Colin Lam Ko Yin, Mr. Lee Ka Shing, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Patrick Kwok Ping Ho, Mr. Ho Wing Fun, Mr. Lau Chi Keung, Mr. Augustine Wong Ho Ming, Mr. Suen Kwok Lam and Mr. Sit Pak Wing; (2) non-executive directors: Sir Po-shing Woo, Mr. Philip Yuen Pak Yiu, Mr. Leung Hay Man and Mr. Jackson Woo Ka Biu (as alternate to Sir Po-shing Woo); and (3) independent non-executive directors: Mr. Gordon Kwong Che Keung, Professor Ko Ping Keung and Mr. Wu King Cheong.

The directors of HIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HKCG Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HKCG Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HKCG Group) misleading.

As at the date of this announcement, the board of directors of HKCG comprises: (1) executive directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi; (2) non-executive directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing; and (3) independent non-executive directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po.

The directors of HKCG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HIL Group) misleading.

As at the date of this announcement, the board of directors of HCL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Alfred Chan Wing Kin, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. John Yip Ying Chee and Mr. Douglas H. Moore; (2) non-executive director: Mr. Jackson Woo Ka Biu; and (3) independent non-executive directors: Dr. The Hon. David Li Kwok Po, Professor Ko Ping Keung and Mr. Leung Yuk Kwong.

This announcement, for which the directors of HCL collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to HCL. The directors of HCL, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on GEM website on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

* *for identification purpose only*

Please also refer to the published version of this announcement in South China Morning Post.